Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2018

The following is a review of our financial condition and results of operations as of 31 March 2018 and for the three-month periods ended 31 March 2018 and 2017, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2018, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2017 filed with the SEC on 19 March 2018 (“2017 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2017 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2018 and for the three-month periods ended 31 March 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2018 and for the three-month periods ended 31 March 2018 and 2017. The reported numbers as of 31 March 2018 and for the three-month periods ended 31 March 2018 and 2017 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2018 and 2017 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200 000 employees based in more than 50 countries worldwide. In 2017, our reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2017 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions (including the combination with ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) (“SAB”), joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	an inability to realize synergies from the combination with SAB;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Certain of the cost savings and synergies information related to the combination with SAB set forth in “Item 4. Information on the Company—B. Strengths and Strategy—Strengths” of our 2017 Annual Report constitute forward-looking statements and may not be representative of the actual cost savings and synergies that will result from the combination. Such information included in our 2017 Annual Report reflects potential opportunities for savings and synergies identified by us based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly there can be no assurance that these cost savings and synergies will be realized. The statements relating to the synergies, cost savings and business growth opportunities we expect to continue to achieve following the combination with SAB are based on assumptions. However, these expected synergies, cost savings and business growth opportunities may not be achieved. There can be no assurance that we will be able to continue to implement successfully the strategic and operational initiatives that are intended.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2017 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2018 Compared to Three-Month Period Ended 31 March 2017

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2018 and 2017.

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	134,831	147,872	(8.8)
Revenue	13,073	12,922	1.2
Cost of sales	(4,988)	(5,229)	(4.6)
Gross profit	8,085	7,693	5.1
Selling, General and Administrative expenses	(4,298)	(4,228)	(1.7)
Other operating income/expenses	149	257	(42.0)
Exceptional items	(96)	(221)	56.6
Profit from operations	3,839	3,500	9.7

EBITDA, as defined(2)	4,891	4,588	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(thousand hectoliters)		(%)(1)

North America	24,814	25,836	(4.0)
Latin America West	27,661	25,531	8.3
Latin America North	27,551	30,419	(9.4)
Latin America South	9,614	9,090	5.8
EMEA	20,549	32,919	(37.6)
Asia Pacific	24,296	23,683	2.6
Global Export & Holding Companies	346	395	(12.4)

Total	134,831	147,872	(8.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2018 decreased by 13.0 million hectoliters, or 8.8%, to 134.8 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018.

The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe. These transactions impacted negatively our volumes by 12.8 million hectoliters (net) for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

Furthermore, on 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business will be fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes decreased 0.2%. Our own beer volumes increased 0.5% in the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017. On the same basis, in the three-month period ended 31 March 2018, our non-beer volumes decreased by 5.2% compared to the same period in 2017.

North America

In the three-month period ended 31 March 2018, our volumes in North America decreased by 1.0 million hectoliters, or 4.0%, compared to the three-month period ended 31 March 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes decreased by 4.1% during the three-month period ended 31 March 2018 compared to the same period last year.

We estimate that the United States industry’s beer sales-to-retailers, adjusted for the number of selling days, declined by 2.3% in the three-month period ended 31 March 2018 compared to the same period last year, due primarily to colder-than-average temperatures, while underlying beer trends remain unchanged. We estimate that our shipment volumes in the United States and our beer sales-to-retailers, adjusted for the number of selling days, declined by 4.4% and 3.3%, respectively, and we continue to expect them to converge on a full year basis.

Our above premium brand portfolio continues to gain market share, increasing by an estimated 80 bps in the three-month period ended 31 March 2018. Michelob Ultra led the way in our premiumization strategy, with volumes up by double-digits, and we believe it was the top share gainer in the United States for the twelfth consecutive quarter. Additionally, we launched a new line extension called Michelob Ultra Pure Gold in the three-month period ended 31 March 2018, which is brewed with organic grains, has lower calories and lower carbohydrates, and priced at a premium to Michelob Ultra. Based on our estimates, Stella Artois continued to gain share, as did our regional craft portfolio.

Our premium and premium light brands Budweiser and Bud Light saw total market share losses of 35 bps and 70 bps in the three-month period ended 31 March 2018, respectively, based on our estimates.

Budweiser has been working to improve both its brand consideration and penetration trends, and the brand reported an estimated flat share of the premium segment in the three-month period ended 31 March 2018 compared to the same period last year. While we continue to face challenges on Bud Light, we are seeing consistent improvements in brand health and market share trends, based on our estimates. We continue to strengthen our messaging around the brand’s quality credentials and are seeing pockets of improvement around the country driven by hyper-local programming and execution.

Our value brand portfolio in the United States underperformed the industry in the three-month ended 31 March 2018 compared to the same period last year, driven by a tough comparable following last year’s Busch Super Bowl campaign.

Our near beer portfolio in the United States performed well in the three-month period ended 31 March 2018 and we continue to see this as an important segment for category growth and health. We estimate Natty Rush and Spiked Seltzer grew by triple digits in the three-month period ended 31 March 2018 and we are excited about our plans to build on this momentum during the summer.

Overall, we estimate a decline in total market share in the United States of approximately 50 bps in the three-month period ended 31 March 2018.

In Canada, our volumes decreased by low single digits in the three-month period ended 31 March 2018 compared to the same period last year. Based on our estimates, Bud Light remains the fastest growing brand in the country, and we also saw double-digit growth from Michelob Ultra. In the high end segment, Stella Artois and Corona were the top two fastest growing brands, and our local craft portfolio grew by double-digits in the three-month period ended 31 March 2018.

Latin America West

In the three-month period ended 31 March 2018, our volumes in Latin America West increased by 2.1 million hectoliters, or 8.3%, compared to the three-month period ended 31 March 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by high single digits in the three-month period ended 31 March 2018 compared to the same period last year.

On the same basis, our business in Mexico performed well in the three-month period ended 31 March 2018, with volumes up by mid-single digits, driven by our commercial strategies and a very strong March helped by the timing of Easter.

Our brand portfolio delivered strong double-digit growth across the board in Mexico in the three-month period ended 31 March 2018 with the Corona brand family executing a successful pack assortment strategy, Victoria retaining its healthy momentum by continuing to leverage its Mexican heritage platform, and Bud Light scaling up its music platforms across the country and gaining further penetration in the North region.

Premiumization remains a key opportunity for future growth in Mexico, like many other markets in which we operate, where the premium segment is only a low-single digit percentage of the total country’s volume. Our premium brands have been accelerating their double-digit growth, led by Michelob Ultra capitalizing on increasing health and wellness trends, and Stella Artois successfully developing new occasions.

On the same basis, our business in Colombia saw volume growth of 7.3%, led by beer growth of 8.3% and our non-beer volumes improved by 1.5% in the three-month period ended 31 March 2018. Beer volume growth was underpinned by global as well as core brands and enhanced by trade activations, and also helped by the timing of Easter. We saw further growth of our global brand portfolio, as we increased the distribution of Corona and Budweiser. We also introduced Beck’s as a classic lager in the market to target occasions both with meals and when socializing with friends in and out of home. Within the core portfolio, Aguila had a particularly strong quarter on the back of FIFA World CupTM activations and grew by more than 50% in the three-month period ended 31 March 2018 compared to the same period last year, with a creative campaign leveraging nostalgia from the last time Colombia was in the FIFA World CupTM. We estimate that beer has gained a further 260 bps share of total alcohol in the three-month period ended 31 March 2018.

On the same basis, beer volumes in Peru remained close to flat and non-beer volumes decreased by low single digits. However, we saw solid growth in all three global brands, as well as a strong Cristal brand activation in support of the national team on their way to the FIFA World CupTM. On the same basis, Ecuador volumes grew by double-digits in an economy recovering from the impact of the earthquake in April 2016.

Latin America North

In the three-month period ended 31 March 2017, our volumes in Latin America North decreased by 2.9 million hectoliters, or 9.4%, compared to the three-month period ended 31 March 2017, with our beer volumes decreasing 6.4% and soft drinks decreasing 17.8%.

Excluding volume changes attributable to the acquisitions and disposals described above, our volumes decreased by 9.2%.

On the same basis, our Brazil business saw total volumes decreasing by low double-digits in the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017, with beer volumes decreasing by high single digits and non-beer volumes decreasing by double-digits. Weak volume performance was due to a softer industry as a result of an earlier Carnival and poor weather, and cycling a tough comparable as a result of significant market outperformance last year. In the premium segment, our global brand portfolio outperformed, growing volumes by double-digits as consumers continue to trade up to premium brands.

Latin America South

In the three-month period ended 31 March 2018, our volumes in Latin America South increased by 0.5 million hectoliters, or 5.8%, compared to the three-month period ended 31 March 2017.

Mid-single digit volume growth was recorded in Argentina, Paraguay, Uruguay and Bolivia. Argentina saw an estimated beer market share growth for the third consecutive quarter with the repositioning of the two largest core brands, Quilmes Clásica and Brahma, both growing volumes by high single digits following a successful application of the category expansion framework. Our global brands once again recorded double-digit growth throughout the region and we look forward to activating Budweiser in Argentina during the FIFA World CupTM now that it has rejoined our portfolio.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2018 decreased by 12.4 million hectoliters, or 37.6%, compared to the three-month period ended 31 March 2017. This volume evolution was particularly impacted by the completion of the transition of CCBA in South Africa that occurred on 4 October 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, amongst which the completion of the transaction of CCBA in South Africa, our beer volumes for the three-month period ended 31 March 2018 increased by low single digits compared to the same period last year.

On the same basis, our beer volumes in South Africa declined by low single digits. Budweiser was launched nationally in preparation for the upcoming FIFA World CupTM. The global brand portfolio including Stella Artois and Corona grew by more than 200% in the three-month period ended 31 March 2018 and gained over 600 bps of share in the growing premium segment, based on our estimates.

Castle Lite continues its strong growth in the core plus segment and achieved the highest ever online engagement through its partnership with rap artist Chance the Rapper. Castle Free continues to expand the beer category into the no-alcohol space and recently announced a multi-year sponsorship of the National Rugby 7s team. In the near beer segment, the launch of a new variant contributed to over 30% growth in Flying Fish. The 1-liter returnable bottle launched last year was rolled out nationally during the three-month period ended 31 March 2018, offering core and core plus brands in an affordable multi-serve format to reach new consumers in more occasions.

On the same basis, beer volumes in Africa, excluding South Africa, grew by double-digits in nearly all countries in which we operate. The top contributor for the quarter was Nigeria, which grew own beer volumes in the high teens. Budweiser was launched in Nigeria in March with strong early demand. It will be supported by traditional and digital media aided by its global sponsorship of the FIFA World CupTM, in which the Nigerian national team will be competing.

Western Europe achieved volume growth and outperformed a weak industry in the three-month period ended 31 March 2018. Our business in the United Kingdom delivered volume growth despite cycling a tough comparable. In Eastern Europe, we saw a decline of volumes in Russia.

Asia Pacific

For the three-month period ended 31 March 2018, our volumes increased by 0.6 million hectoliters, or 2.6%, compared to the three-month period ended 31 March 2017.

Excluding volume changes attributable to the acquisitions and disposals described above, our total volumes increased by low single digits compared to the same period last year.

In China, our volumes grew by low single digits in the three-month period ended 31 March 2018. The Chinese New Year again offered excellent opportunities to connect and celebrate with consumers both on and off-line. We estimate that Budweiser remains the leading brand among high income consumers, showing continued improvement in brand preference following a successful Chinese New Year activation. Our high end business continues to record high double-digit volume growth, led by an outstanding performance by Corona, which became the number one imported beer in China, according to publicly available data. This was further aided by robust growth of our craft and specialties portfolio. Additionally, our e-commerce business in China continues to perform very well, with volumes up by high double-digits in the three-month period ended 31 March 2018.

Our estimated market share continued to rise above 20% in an industry that showed a modest recovery in the three-month period ended 31 March 2018 after we estimated it declined by 0.9% in the year 2017. We believe our brand portfolio, which over-indexes our national market share in the faster-growing premium and super premium segments and on-line channels, remains well-positioned to continue growing ahead of the industry.

On the same basis, volumes in Australia increased by low single digits. Great Northern continues to grow along with Carlton Dry which has generated a strong consumer response to its recent ‘Underthink It’ campaign. Our high end portfolio again contributed to volume growth, with effective Corona and Stella Artois premiumization initiatives and double-digit growth in our craft portfolio led by 4 Pines, Pirate Life and Wild Yak.

Global Export & Holding Companies

For the three-month period ended 31 March 2018, Global Export and Holding Companies volumes decreased by 0.1 million hectoliters.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2018 as compared to our revenue for the three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%) (1)

North America	3,460	3,514	(1.5)
Latin America West	2,336	1,976	18.2
Latin America North	2,279	2,335	(2.4)
Latin America South	956	872	9.6
EMEA	1,919	2,341	(18.0)
Asia Pacific	2,040	1,801	13.3
Global Export & Holding Companies	84	83	1.2

Total	13,073	12,922	1.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 13,073 million for the three-month period ended 31 March 2018. This represented an increase of USD 151 million, or 1.2%, as compared to our consolidated revenue for the three-month period ended 31 March 2017 of USD 12,922 million. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

●

The 2017 acquisitions and disposals mainly include the completion of the transition of CCBA in South Africa and the acquisition of certain craft breweries in the United States, China, Australia and Europe (collectively the “2017 acquisitions and disposals” and together with the 2018 acquisitions and disposals, the “2017 and 2018 acquisitions and disposals”). Furthermore, on 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business will be fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method, as of that date. These acquisitions and disposals negatively impacted our consolidated revenue by USD 651 million (net) for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

●

Our consolidated revenue for the three-month period ended 31 March 2018 also reflects a favorable currency translation impact of USD 230 million mainly arising from currency translation effects in EMEA and Asia Pacific.

Excluding the effects of the 2017 and 2018 acquisitions and disposals described above and currency translation effects, our revenue increased 4.7% and increased by 4.9% on a per hectoliter basis in the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017. Our consolidated revenue for the three-month period ended 31 March 2018 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the three-month period ended 31 March 2018 increased compared to the same period last year, driven by our revenue management initiatives as well as continued strong premium brand performance.

On the same basis, the main business regions contributing to growth in our consolidated revenues were (i) Latin America West as revenue growth in Mexico was driven by our commercial strategies and a very strong March helped by the timing of Easter, (ii) Latin America South, as Argentina delivered volume growth with good results coming from both the core and global brand portfolios and (iii) Asia Pacific driven by continued premiumization in China

On the same basis, our global brands Budweiser, Stella Artois and Corona, continued to deliver solid results, with revenue growth of 7.9% globally and 12.2% outside of their respective home markets in the three-month period ended 31 March 2018. These brands typically command a premium and contribute higher margins when sold outside of their home markets. Budweiser revenues declined by 1.3% globally due primarily to a soft performance in the United States. However, excluding the United States, Budweiser saw growth of 2.5% driven by Brazil, Paraguay, India and South Korea. Stella Artois delivered double-digit revenue growth, led by Argentina, the United Kingdom and the United States. Corona continued to lead the way, with revenues up by 25.1% and by 40.3% outside of Mexico, fueled by strong results from a diverse set of markets.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2018 as compared to the three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)

North America	(1,304)	(1,337)	2.5
Latin America West	(682)	(585)	(16.6)
Latin America North	(875)	(997)	12.2
Latin America South	(337)	(315)	(7.0)
EMEA	(835)	(1,126)	25.8
Asia Pacific	(871)	(806)	(7.9)
Global Export & Holding Companies	(85)	(63)	(37.1)

Total	(4,988)	(5,229)	4.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 4,988 million for the three-month period ended 31 March 2018. This represented a decrease of USD 241 million, or 4.6%, compared to our consolidated cost of sales for the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

●

The 2017 and 2018 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 401 million for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

●

Our consolidated cost of sales for the three-month period ended 31 March 2018 also reflects a negative currency translation impact of USD 105 million mainly arising from currency translation effects mainly in EMEA and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales increased by 1.1%. Our consolidated cost of sales for the three-month period ended 31 March 2018 was partly impacted by the developments in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 1.5% assisted by synergy delivery.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2018 as compared to the three-month period ended 31 March 2017. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2018 were USD 4,149 million, representing an increase of USD 178 million, or 4.5%, compared to our operating expenses for the same period in 2017.

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
Selling, General and Administrative Expenses	(4,298)	(4,228)	(1.7)
Other Operating Income/(Expenses)	149	257	(42.0)

Total Operating Expenses	(4,149)	(3,971)	(4.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2018 as compared to the three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
North America	(1,045)	(1,019)	(2.6)
Latin America West	(710)	(647)	(9.7)
Latin America North	(738)	(733)	(0.7)
Latin America South	(232)	(208)	(11.5)
EMEA	(691)	(779)	11.3
Asia Pacific	(621)	(600)	(3.5)
Global Export & Holding Companies	(261)	(242)	(7.9)

Total	(4,298)	(4,228)	(1.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,298 million for the three-month period ended 31 March 2018. This represented an increase of USD 70 million, or 1.7%, as compared to the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

●

The 2017 and 2018 acquisitions and disposals described above positively impacted our consolidated selling, general and administrative expenses by USD 148 million for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

●	Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2018 also reflects a negative currency translation impact of USD 108 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our consolidated selling, general and administrative expenses increased by 2.7%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2018 as compared to the three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
North America	1	15	(93.3)
Latin America West	6	25	(76.0)
Latin America North	85	91	(6.6)
Latin America South	(4)	1	-
EMEA	13	26	(50.0)
Asia Pacific	41	42	(2.4)
Global Export & Holding Companies	9	57	(84.2)

Total	149	257	(42.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 149 million for the three-month period ended 31 March 2018. This represented a decrease of USD 108 million, or 42.0%, as compared to the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018 and currency translation effects.

●

The 2017 and 2018 acquisitions and disposals described above negatively impacted our net consolidated other operating income and expenses by USD 42 million for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

●	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2018 also reflect a negative currency translation impact of USD 7 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our net consolidated other operating income and expenses decreased by 27.6%, driven by a tough comparable.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2018, exceptional items consisted of restructuring charges, acquisition costs of business combinations and business and asset disposals. Exceptional items were as follows for the three-month period ended 31 March 2018 and 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017
	(USD million)
Restructuring	(54)	(189)
Business and asset disposal	(27)	(15)
Acquisition costs of business combinations	(15)	(17)

Total	(96)	(221)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 54 million for the three-month period ended 31 March 2018 as compared to a net cost of USD 189 million for the three-month period ended 31 March 2017. These charges primarily relate to the SAB integration. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 27 million for the three-month period ended 31 March 2018, mainly resulting from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost.

Acquisitions costs of business combinations

Acquisition costs of business combinations amounted to USD 15 million for the three-month period ended 31 March 2018, primarily related to costs incurred to facilitate the combination with SAB.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2018 as compared to the three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
North America	1,111	1,165	(4.6)
Latin America West	924	724	27.6
Latin America North	750	691	8.5
Latin America South	381	345	10.4
EMEA	375	382	(1.8)
Asia Pacific	580	421	37.8
Global Export & Holding Companies	(282)	(228)	(23.7)

Total	3,839	3,500	9.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,839 million for the three-month period ended 31 March 2018. This represented an increase of USD 339 million, or 9.7%, as compared to our profit from operations for the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2017 and 2018, currency translation effects and the effects of certain exceptional items as described above.

●

The 2017 and 2018 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 143 million for the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

●	Our consolidated profit from operations for the three-month period ended 31 March 2018 also reflects a positive currency translation impact of USD 11 million.

●

Our profit from operations for the three-month period ended 31 March 2018 was negatively impacted by USD 96 million of certain exceptional items, as compared to a negative impact of USD 221 million for the three-month period ended 31 March 2017. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2018 and 2017.

Excluding the effects of the business acquisitions and disposals described above currency translation effects, our profit from operations increased by 14.0%.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2018 as compared to three-month period ended 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
Profit of the year	1,347	1,771	(23.9)
Net finance cost	1,875	1,393	(34.6)
Income tax expense	673	418	(61.2)
Share of result of associates and joint ventures	(57)	(54)	5.6
Profit from discontinued operations	-	(28)	-

Profit from operations	3,839	3,500	9.7
Depreciation, amortization and impairment	1,051	1,088	3.4

EBITDA, as defined(2)	4,891	4,588	6.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2017 Compared to Year Ended 31 December 2016—EBITDA, as defined” of our 2017 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 4,891 million for the three-month period ended 31 March 2018. This represented an increase of USD 303 million, or 6.6%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2017. The results for the three-month period ended 31 March 2018 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2017 and 2018 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 96 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2018, as compared to a negative impact of USD 221 million during the three-month period ended 31 March 2017. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2018 and 2017.

Net Finance Cost

Our net finance cost items were as follows for the three-month periods ended 31 March 2018 and 31 March 2017:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017	Change
	(USD million)		(%)(1)
Net interest expense	(969)	(1,084)	10.6
Net interest on net defined benefit liabilities	(24)	(29)	15.0
Accretion expense	(80)	(169)	52.8
Other financial results	(472)	(210)	-

Net finance income/(costs) before exceptional finance results	(1,545)	(1,492)	(3.6)
Mark-to-market (Grupo Modelo deferred share instrument)	(117)	54	-
Other mark-to-market	(114)	45	-
Other	(98)	-	-

Exceptional net finance income/(cost)	(330)	99	-

Net finance income/(cost)	(1,875)	(1,393)	(34.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2018 was USD 1,875 million, as compared to USD 1,393 million for the three-month period ended 31 March 2017, representing a cost increase of USD 482 million.

The increase in net finance costs before exceptional financial items is driven primarily by losses on hedging instruments that are not part of a hedge accounting relationship. Other financial results include a mark-to-market loss of USD 242 million for the three-month period ended 31 March 2018, linked to the hedging of our share-based payment programs, compared to a positive mark-to-market adjustment of USD 130 million for the three-month period ended 31 March 2017.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017
Share price at the start of the three-month period (in euro)	93.13	100.55
Share price at the end of the three-month period (in euro)	89.28	102.90
Number of derivative equity instruments at the end of the period (in millions)	46.9	48.5

Exceptional net finance costs include a negative mark-to-market adjustment on exceptional equity derivatives of USD 231 million related to the hedging of the deferred share instrument in connection with the Grupo Modelo combination of USD 117 million and the restricted share instrument in connection with the SAB combination of USD 114 million, compared to a positive mark-to-market adjustment of USD 99 million for the three-month period ended 31 March 2017. The number of shares covered by the hedging of the deferred share instrument and the Restricted Shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017
Share price at the start of the three-month period (in euro)	93.13	100.55
Share price at the end of the three-month period (in euro)	89.28	102.90
Number of derivative equity instruments at the end of the period (in millions)	45.5	43.9

Other exceptional net finance costs of USD 98 million in 2018 result from premiums paid on the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the three-month period ended 31 March 2018 was USD 57 million as compared to USD 54 million for the three-month period ended 31 March 2017.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2018 amounted to USD 673 million, with an effective tax rate of 34.3%, as compared to an income tax expense of USD 418 million and an effective tax rate of 19.8% for the three-month period ended 31 March 2017. The increase in the effective tax rate is mainly due to the losses from certain derivatives related to the hedging of share-based payment programs and the hedging of the deferred share instrument issued in a transaction related to the combination with Grupo Modelo and SAB which are not deductible, as well as the timing of certain deductions and withholding taxes on intragroup distributions during the year.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 329 million for the three-month period ended 31 March 2018, a decrease of USD 37 million from USD 366 million for the three-month period ended 31 March 2017.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2018 was USD 1,018 million compared to USD 1,405 million for the three-month period ended 31 March 2017, with basic earnings per share of USD 0.52 based on 1,974 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2018.

The decrease in the profit attributable to our equity holders during the three-month period ended 31 March 2018 was primarily due to higher exceptional net finance cost in the three-month period ended 31 March 2018 compared to the three-month period ended 31 March 2017.

Excluding the after-tax exceptional items discussed above and the impact of discontinued operations, profit attributable to our equity holders for the three-month period ended 31 March 2018 would have been USD 1,443 million and basic earnings per share would have been USD 0.73 compared to USD 0.74 in the same period last year.

	Three-month period ended 31 March 2018	Three-month period ended 31 March 2017
	(USD per share)
Profit from operations excluding exceptional items	1.99	1.89
Mark-to-market (hedging of our share-based payment programs)	(0.12)	0.07
Net finance cost	(0.66)	(0.83)
Income tax expense	(0.34)	(0.23)
Associates & non-controlling interest	(0.14)	(0.16)

Earnings per share excluding exceptional items and discontinued operations	0.73	0.74
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.05)	(0.11)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.17)	0.05
Exceptional taxes attributable to equity holders of AB InBev	-	0.02
Profit from discontinued operations	-	0.01

Basic earnings per share	0.52	0.71

Outlook

In terms of the volume and revenue outlook for 2018, while recognizing the increased volatility in some of our key markets, we expect to deliver strong revenue growth in 2018, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver revenue per hectoliter growth (excluding changes attributable to acquisitions, disposals and currency translation impact) ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation, on the same basis. While the three-month period ended 31 March 2018 was slightly better than we initially expected, we remain confident that growth will accelerate for the balance of the year, primarily in the second half of the year.

We maintain our USD 3.2 billion synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, USD 547 million was reported by former SAB as of 31 March 2016, and USD 2,293 million was captured in total through 31 March 2018. The balance of roughly USD 900 million is expected to be captured in the next two to three years.

We expect the average rate of interest on net debt in 2018 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately USD 30 million and USD 100 million per quarter, respectively. We expect other financial results to remain impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.0 billion and USD 4.5 billion in 2018.

Approximately 42% of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x.

We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

Recent events

BOND ISSUANCE

On 4 April 2018, we issued USD 10.0 billion aggregate principal amount of bonds. The bonds comprise the following series: USD 0.5 billion aggregate principal amount of floating rate notes due 12 January 2024 bearing interest at annual rate of 74 basis point above three-month LIBOR; USD 1.5 billion aggregate principal amount of fixed rate notes due 12 January 2024 bearing interest at an annual rate of 3.500%; USD 2.5 billion aggregate principal amount of fixed rate notes due 13 April 2028 bearing interest at an annual rate of 4.000%; USD 1.5 billion aggregate principal amount of fixed rate notes due 15 April 2038 bearing interest at an annual rate of 4.375%; USD 2.5 billion aggregate principal amount of fixed rate notes due 15 April 2048 bearing interest at an annual rate of 4.600%; and USD 1.5 billion aggregate principal amount of fixed rate notes due 15 April 2058 bearing interest at an annual rate of 4.750%.

The proceeds of the notes have been used for general corporate purposes, including repayment of upcoming debt maturities in 2019 and 2020. The notes were issued by Anheuser-Busch InBev Worldwide Inc.

EARLY REDEMPTION OF NOTES

On 22 March 2018, we announced that we were exercising our option to redeem in full the entire outstanding principal amount of certain notes due in 2019 and 2020. These notes were originally issued by our wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC and Anheuser-Busch InBev Finance Inc. The total principal amount of the notes retired is approximately USD 7.8 billion and these notes were redeemed in full on 23 April 2018.

In addition, on 7 May 2018 we announced that we are exercising our option to redeem in full the entire outstanding principal amount of the 5.00% notes due 2020, on 6 June 2018. The total principal amount of notes that will be retired is USD 1.0 billion and the redemption of the notes will be financed with cash. These notes were issued by Anheuser-Busch InBev Worldwide Inc.

The total principal amount of the notes that has been or will be retired is USD 8.8 billion and the redemption of the notes has been or will be financed with cash.

TRANSACTION IN ARGENTINA

On 2 May 2018, after obtaining all relevant approvals, we repatriated Budweiser in Argentina in exchange for a cash payment to Compañia Cervecerías Unidas S.A. (“CCU”). We simultaneously entered into agreements with our Argentine subsidiary Cervecería y Maltería Quilmes S.A. (“CMQ”) whereby we transferred to CMQ certain of our Argentina assets and licensed to CMQ in Argentina the Budweiser brand, and, subject to certain conditions, our North America brand portfolio. As part of the transaction, we and CMQ transferred the Isenbeck, Iguana, Diosa, Norte and Baltica brands to CCU, and entered into a number of related transition agreements.